Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I/A

(Form Type)

Baozun Inc.

(Name of Issuer)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	108,718,000.00	(1)	0.00927%	10,078.16
Fees Previously Paid				10,078.16
Total Transaction Valuation	108,718,000.00
Total Fees Due for Filing				10,078.16
Total Fees Previously Paid				10,078.16
Total Fee Offsets				—
Net Fee Due				—

(1)	Calculated as the aggregate maximum value of Notes being repurchased. The fee of $10,078.16 was paid in connection with the filing of the Schedule TO-I by Baozun, Inc. (File No. 005-89353) on April 1, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.